Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended		Years Ended November 30,
	February 28,	February 29,
	2010	2009	2009	2008	2007	2006	2005
Earnings from continuing operations:
Pre-tax earnings (loss) from continuing operations	$(19,045)	(155,815)	(760,404)	(565,625)	(3,079,154)	956,064	2,204,724
Adjustments to pretax earnings (loss) from continuing operations:
Fixed Charges	51,479	45,545	203,304	193,884	267,952	318,202	229,376
Interest capitalized	(27,206)	(26,475)	(101,265)	(120,700)	(196,708)	(226,256)	(171,090)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	8,847	3,899	133,415	80,225	469,782	187,515	(41,595)
Previously capitalized interest amortized	14,533	4,955	76,599	102,763	177,892	219,947	185,345

“Earnings”	$28,608	(127,891)	(448,351)	(309,453)	(2,360,236)	1,455,472	2,406,760

Fixed Charges:
Interest incurred	$47,808	40,326	180,659	157,580	217,924	271,343	190,759
Interest component of rent expense	3,671	5,219	22,645	36,304	50,028	46,859	38,617

“Fixed Charges”	$51,479	45,545	203,304	193,884	267,952	318,202	229,376

Ratio of Earnings to Fixed Charges	—	—	—	—	—	4.6	10.5
Excess (deficiency) of earnings to fixed charges	$(22,871)	(173,436)	(651,655)	(503,337)	(2,628,188)	1,137,270	2,177,384